August 2, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Luckin Coffee Inc. Annual Report on Form 20-F Filed April 14, 2022 File No. 001-38896
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Ms. Wirth and Mr. King:

This letter sets forth the responses of Luckin Coffee Inc. (“Luckin” or the “Company”) to the comments (the “Comments”) received from the Securities and Exchange Commission (the “Commission”) in a letter dated July 7, 2022 pertaining to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”).

For your convenience, we have included herein the Comments in bold, and the Company’s responses and proposed amendments are set forth immediately below each Comment. The Company’s proposed amendments speak as of April 14, 2022, the filing date of the 2021 Annual Report. The Company undertakes to include the proposed amendments substantially in the form set forth below with revisions and updates as appropriate to reflect the Company’s circumstances at the time when the Company files its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”).

Capitalized terms used but not defined herein shall have the respective meanings given to them in the 2021 Annual Report.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 1

1.	Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response

The Company respectfully submits that it only has one VIE and does not currently operate its business through the VIE, nor does it engage in any foreign restricted business that would require the licenses held by the VIE. The Company operates and holds substantially all of its assets through its PRC subsidiaries, which are not currently prohibited from foreign investment. The VIE does not have any operations other than holding certain foreign restricted licenses and permits that the Company does not currently need or utilize, and certain intellectual properties that have since been transferred. Therefore, the Company believes that it is not likely to suffer a material change in operations or assets if the contractual arrangements relating to the VIE are disallowed by PRC regulatory authorities or if it is otherwise not able to assert contractual control over the VIE. The Company had adopted a VIE structure to use, or otherwise benefit from, certain foreign restricted licenses and permits, such as the internet content provider license, that it might need if it decides to conduct foreign restricted businesses in the future. However, the Company does not currently have any plans to conduct any foreign restricted businesses.

Additionally, the financial results of the VIE have historically not been material to the Company and are not expected to be material in the near future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of the Company’s consolidated total assets as of the same dates, respectively.

In response to the Comments, the Company intends to revise the last two paragraphs on page 1 and the first paragraph on page 2 of the 2021 Annual Report as follows:

~~Luckin Coffee Inc. is~~ Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company ~~that~~, which operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not, and it is not possible for them to hold such licenses and permits through equity ownership in practice. As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and, in the context of describing Luckin Coffee Inc.’s ~~our~~ consolidated financial information, also its variable interest entity ~~our consolidated VIE~~. ~~However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses. As a result, we depend on certain contractual arrangements with the VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we might need in the future, such as the ICP license, held by the VIE. This structure allows us to~~

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but through its PRC subsidiaries. We exercise effective control over the VIE~~, and is designed to replicate substantially the same economic benefits as would be provided by direct~~ through contractual arrangements, not equity ownership. The VIE is owned by certain nominee shareholders, not us~~. Investors of our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries, which have substantial business operations and assets, or the VIE~~. Investors who are non-PRC residents may not ~~never~~ directly hold equity interests in the VIE under current PRC laws and regulations. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it.

~~In this annual report, we refer to Luckin Coffee (China) Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Xiamen) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd. and their subsidiaries as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Luckin Coffee Technology Ltd. as the VIE in the context of describing its activities and contractual arrangements with us. The VIE primarily holds certain restricted licenses and permits which we might need in the future. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it. The Company does not conduct operations by itself.~~

~~Our corporate structure involves unique risks to investors in the ADSs.~~ Our contractual arrangements with the VIE have not been tested in court. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries were to be restricted or prohibited from foreign investment, our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. Additionally, potential future actions by the PRC government ~~that~~ could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, will affect our ability to consolidate the financial results of the VIE, which have not been historically material to the Group and are not expected to be material in the near future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of our consolidated total assets as of the same dates, respectively. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Corporate Structure” for a detailed discussion.

As used in this annual report, PRC subsidiaries refer to Luckin Coffee (China) Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Xiamen) Co., Ltd. Luckin Coffee Roasting (Pingnan) Co., Ltd. and their respective subsidiaries in the context of describing their activities. The VIE refers to Beijing Luckin Coffee Technology Ltd. in the context of describing its activities and contractual arrangements with us. The VIE primarily holds certain restricted licenses and permits which we might need in the future.

2.	Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. In this light, we note that you have been added to the conclusive list of issuers identified under the HFCAA, available at www.sec.gov/hfcaa. This section should address, but not necessarily be limited to, the risks highlighted in the forward- looking statements section.

Response

In response to the Comments, the Company intends to revise the second paragraph on page 2 of the 2021 Annual Report as follows:

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. We could be adversely affected by uncertainties with respect to the PRC legal system. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. ~~For example, we~~We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance~~, as well as the lack of inspection from the PCAOB, on our auditors (which may potentially lead to the~~. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the trading status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading ~~suspension~~price of the ADSs ~~from the U.S. market).~~ .

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or ~~in extreme cases,~~ become worthless.

We also face risks associated with the lack of inspection from the PCAOB on our auditor (which may potentially lead to the trading suspension of the ADSs from the U.S. market). The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The U.S. Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before the ADSs may be prohibited from trading or delisted. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditors are subject to the determinations. In May 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. The prohibition of trading of the ADSs on the OTC may materially and adversely affect the value of your investment, including rendering your investment worthless. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.

3.	We note your definitions in the Introduction section on page ii. Please disclose clearly how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Also, we note your definition of "China" and "PRC" excludes Taiwan, Hong Kong, and Macau. Please revise to remove this exclusion.

Response

In response to the Comments, the Company intends to revise the corresponding bullet points on page ii of the 2021 Annual Report as follows:

•	“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau~~; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;

•	“Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company in which investors in the ADSs are purchasing an interest; it is a holding company that does not conduct operations;

•	“Luckin,” “we,” “us,” “our company,” “Group” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, only in the context of describing our consolidated financial statements, its variable interest entity;

•	“variable interest entity” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company ~~in which we do not have equity interests but~~ whose financial results have been consolidated into our consolidated financial statements ~~in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entity~~ for accounting purposes, but is not an entity in which we own equity interest.

4.	Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

In response to the Comments, the Company intends to add the following disclosure after the second paragraph on page 2 of the 2021 Annual Report:

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “- Risks Related to Doing Business in China - We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “- Risks Related to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development – Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its Shares or the ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. None of our PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Luckin Coffee Inc., or to any investors as of the date of this annual report. Our subsidiaries in the PRC currently retain cash generated from their operating activities and re-invest it in our business operations. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt we may incur will depend upon dividends and other distributions paid by our PRC subsidiaries.

As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Luckin Coffee Inc., our PRC subsidiaries, the VIE and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.Cash is transferred among Luckin Coffee Inc., Luckin Coffee Investment Inc., our BVI subsidiary, Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, our Hong Kong subsidiaries, and their PRC subsidiaries, in the following manner: (i) funds are transferred to Luckin Coffee (China) Co., Ltd. (“Luckin China”), a wholly owned subsidiary of Luckin HK that is the holding company of PRC operating subsidiaries, from the Company as needed through Luckin HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Luckin China to Luckin Coffee Inc. through Luckin HK.

As of December 31, 2021, Luckin Coffee Inc. made cumulative capital contributions of US$1,968.9 million to its PRC subsidiaries through an intermediate holding company which were accounted as loan to an intermediate holding company of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin China via capital contribution and shareholder loans, as the case may be. Luckin China then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For a presentation of parent-company-only financial information for Luckin Coffee Inc. for 2019, 2020 and 2021, see “Note 23 – Parent Company Only Condensed Financial Information” to the Company’s consolidated financial statements included in this annual report.

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE's miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2019, 2020 and 2021, our PRC subsidiaries transferred RMB8.0 million, RMB74.1 million and RMB18.8 million (US$3.0 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. In 2019, 2020 and 2021, the VIE transferred to our PRC subsidiaries RMB1.0 million, RMB3.3 million and RMB58.8 million (US$9.2 million), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. In addition, we and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see the Company’s response to Comment 14 below.

5.	Please amend your disclosure here, in the summary risk factors, and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions.

Response

In response to the Comments, the Company intends to add additional disclosure on pages 2 of the 2021 Annual Report as set forth in the Company’s response to Comment 4 above. Additionally, the Company intends to revise the disclosure on pages 39 and40 of the 2021 Annual Report as follows:

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, each of our PRC subsidiaries as a Foreign Invested Enterprise (the “FIE”), is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

For details about the applicable PRC regulations and rules relating to such cash transfers through our Group, see “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development – Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” and“-Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

6.	Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response

In response to the Comments, the Company intends to add additional disclosure on pages 2, 39 and 40 of the 2021 Annual Report as set forth in the Company’s responses to Comment 4 and Comment 5 above.

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, please summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Response

In response to the Comments, the Company intends to add additional disclosure on page 2 of the 2021 Annual Report as set forth in the Company’s response to Comment 4 above.

8.	Please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Additionally, please revise the dashed line from the Beijing WFOE to the VIE to remove the arrow.

Response

In response to the Comments, the Company intends to add the following disclosure in the Introduction section on page iii of the 2021 Annual Report and make conforming changes throughout. In addition, while the following proposed amendment speaks as of April 14, 2022, the Company intends to update the disclosure to reflect the replacement of the nominal shareholders of the VIE with Mr. Jinyi Guo, the Company’s Chairman and CEO, and Mr. Gang Wu, the Company’s Senior Vice President, which occurred after the filing of the 2021 Annual Report.

Contractual Arrangements and Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not, and cannot hold such licenses and permits through equity ownership in practice.

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but only through its PRC subsidiaries. Additionally, we exercise effective control over the VIE through contractual arrangements, not equity ownership. The VIE is owned by certain nominee shareholders, not us. Investors who are non-PRC residents may not directly hold equity interests in the VIE under current PRC laws and regulations. The VIE is consolidated for accounting purposes, but the Company does not own equity interest in it. Uncertainties with respect to our corporate structure exist because the PRC courts have not determined whether the contractual arrangements with the VIE are enforceable and the PRC courts may determine that the VIE structure violates the restriction on foreign investment. If the enforceability of the contractual arrangements with the VIE became the subject of legal proceedings in China, we could incur substantial legal expenses in the effort to enforce our contractual rights with no assurance of ultimate success, and the value of our securities could decline significantly or become worthless.

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and the VIE.

(1)       Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated from the Company based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders or otherwise optimizing our VIE structure.

Contractual Arrangements with the VIE and Its Nominee Shareholders

We established the VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The VIE also held some of our intellectual properties which have since been transferred to our PRC subsidiaries. In 2019, 2020 and 2021, the VIE did not generate any revenue. We exercise effective control over the VIE through contractual arrangements among the Beijing WFOE, the VIE and its shareholders.

The contractual arrangements allow us to:

•	exercise effective control over the VIE;

•	receive substantially all of the economic benefits of the VIE for accounting purposes; and

•	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons:

•	the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and

•	the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law, are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the contractual arrangements by and among the Beijing WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements That Provide Us with Effective Control over the VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

Confirmation and Guarantee Letters. Each shareholder of the VIE has signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the VIE confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the VIE. Each of the shareholders of the VIE further confirmed that they will unwind the contractual agreements and transfer all of the shares of the VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the VIE without the contractual agreements, and will return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they will not engage in, own or acquire any business that competes or might compete with the business of the VIE or its affiliated companies, will not give rise to conflict of interest between themselves and Beijing WFOE and will take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letter. The spouse of Mr. Min Chen has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements That Allow Us to Receive Economic Benefits from the VIE For Accounting Purposes

Master Exclusive Service Agreement. Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the VIE, Beijing WFOE or its designated affiliated entities have the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement among Beijing WFOE, the VIE and the shareholders of the VIE, the VIE and the shareholders of the VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the shareholders shall cause the VIE not to, engage in any transaction that may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, a merger, reorganization, acquisition or restructuring of its principal business or assets, or an acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or an amendment to its articles of association. The VIE shall accept, and the shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The shareholders of the VIE shall only appoint persons designated by Beijing WFOE to be the directors of the VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements That Provide Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among Beijing WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably grant Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

9.	We note your disclosure that you are a Cayman Islands holding company and Beijing WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enable you to "(i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results under U.S. GAAP." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. Please make conforming changes throughout your filing.

Response

In response to the Comments, the Company intends to revise the disclosures on pages 2, 89, 90 and 91 of the 2021 Annual Report as set forth in the Company’s responses to Comment 1 and Comment 8 above. The Company also intends to revise the disclosures on page 33 of the 2021 Annual Report as follows:

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To hold the foreign restricted licenses and permits which we might need in the future, such as the ICP license, we established the VIE. The VIE used to hold some of our intellectual properties that have since been transferred. Beijing WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE for accounting purposes, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE for accounting purposes and hence consolidate its financial results under U.S. GAAP. However, our control over the VIE is through contractual arrangements, not equity ownership. The VIE is owned by certain nominee shareholders, not us. Investors who are non-PRC residents may not directly hold equity interests in the VIE under current PRC laws and regulations. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and Its Nominee Shareholders” for further details.

Our contractual arrangements with the VIE have not been tested in court. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIE are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIE;

●	imposing fines, confiscating the income from our PRC subsidiaries or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

●	restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. Such events could result in a material change in our operations and a material change in the value of our securities, including that they could cause the value of such securities to significantly decline or become worthless. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

10.	Please revise to provide a summary of risk factors, and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Comments, the Company intends to revise the disclosure on page 2 of the 2021 Annual Report as set forth in the Company’s response to Comment 2 above.

11.	We note your risk factor disclosure on page 40. In this section, please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also update your risk factor disclosure, as appropriate.

Response

The Company respectfully submits that it currently does not operate its business through the VIE as advised above.

In response to the Comments, the Company intends to revise the disclosure on page 61 of the 2021 Annual Report as follows:

Material Licenses and Permits

As advised by our PRC legal counsel, our ~~Our~~ PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

Pursuant to the relevant laws and regulations in the PRC where our PRC subsidiaries and the VIE operate their business, we are required to maintain various approvals, licenses and permits, as well as to make certain filings, to operate our business, including ~~but not limited to~~ business licenses, food operation licenses, environmental impact assessment filings, ~~and~~ fire safety inspections, single-purpose prepaid card filings and commercial franchise filings. If we fail to receive or maintain the necessary licenses, permits and approvals and make the necessary filings, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If we inadvertently conclude that certain permissions or approvals are not required while the PRC regulatory authorities take a view that is contrary to our interpretation, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If applicable laws, regulations or interpretations change and we are required to obtain certain permissions or approvals in the future, there can be no assurance that we will be able to obtain such permissions or approvals required for our existing business operations in a timely manner or at all, which could adversely affect our business operations.

The Company respectfully submits that as most of the PRC laws and regulations regarding overseas securities trading and securities offering are newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us and our future plans for securities trading and offering, if any. The Company will closely monitor and assess regulatory developments regarding overseas securities trading and offering, and comply with the latest regulatory requirements.

In response to the Comments, the Company intends to revise the disclosures on page 42 of the 2021 Annual Report as follows:

If we do not receive prior approval, to the extent it is required, for any of our future offerings of securities overseas or to maintain the trading status of our ADSs, or if we inadvertently conclude that such prior approval is not required, ~~the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all.~~ the CSRC or other PRC regulatory agencies ~~also~~ may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the ~~listing~~ trading status of our ADSs. If we proceed with any of such offering or maintain the ~~listing~~ trading status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. Additionally, if the CSRC or other relevant PRC regulatory agencies subsequently determine that such approval is required , we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. See also “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development –Potential CSRC Approval Required for the Maintenance of Trading of our ADSs” for details of potential approval requirements under the current PRC laws and regulations.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

12.	We note that you do not appear to have relied upon an opinion of counsel with respect to your assessment of the permissions and approvals required to operate your business and to offer securities to investors. If true, please state as much and explain why such an opinion was not obtained.

Response

In response to the Comments, the Company intends to revise the disclosure on page 61 of the 2021 Annual Report as set forth in the Company’s response to Comment 11 above.

13.	In this section, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

In response to the Comments, the Company intends to add the disclosures on pages 2, 39 and 40 of the 2021 Annual Report as set forth in the Company's response to Comment 4 and Comment 5 above.

Additionally, the Company intends to add the following disclosures on page 108 of the 2021 Annual Report:

Transfer of Funds and Other Assets

To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “- Risks Related to Doing Business in China - We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “- Risks Related to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development – Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its Shares or the ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. None of our PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Luckin Coffee Inc., or to any investors as of the date of this annual report. Our subsidiaries in the PRC currently retain cash generated from their operating activities and re-invest it in our business operations. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt we may incur will depend upon dividends and other distributions paid by our PRC subsidiaries.

As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Luckin Coffee Inc., our PRC subsidiaries, the VIE and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.Cash is transferred among Luckin Coffee Inc., Luckin Coffee Investment Inc., our BVI subsidiary, Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, our Hong Kong subsidiaries, and their PRC subsidiaries, in the following manner: (i) funds are transferred to Luckin Coffee (China) Co., Ltd. (“Luckin China”), a wholly owned subsidiary of Luckin HK that is the holding company of PRC operating subsidiaries, from the Company as needed through Luckin HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Luckin China to Luckin Coffee Inc. through Luckin HK.

As of December 31, 2021, Luckin Coffee Inc. made cumulative capital contributions of US$1,968.9 million to its PRC subsidiaries through an intermediate holding company which were accounted as loan to an intermediate holding company of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin China via capital contribution and shareholder loans, as the case may be. Luckin China then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For a presentation of parent-company-only financial information for Luckin Coffee Inc. for 2019, 2020 and 2021, see “Note 23 – Parent Company Only Condensed Financial Information” to the Company’s consolidated financial statements included in this annual report.

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE's miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2019, 2020 and 2021, our PRC subsidiaries transferred RMB8.0 million, RMB74.1 million and RMB18.8 million (US$3.0 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. In 2019, 2020 and 2021, the VIE transferred to our PRC subsidiaries RMB1.0 million, RMB3.3 million and RMB58.8 million (US$9.2 million), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. The VIE also transferred 1,273 trademarks and 2 copyrights of works to Luckin China during the course of 2021 and 2022. There were no other assets transferred between our PRC subsidiaries and the VIE in 2019, 2020 and 2021. In addition, we and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2) Under the terms of the contractual arrangements between us and the VIE, Beijing WOFE may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by Beijing WFOE and eliminate in consolidation. For income tax purposes, Beijing WFOE and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by Beijing WFOE and are tax neutral.

(3) The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see the Company’s response to Comment 14 below.

14.	We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response

The Company respectfully submits that it currently does not operate its business through the VIE as advised above. Please find below the condensed consolidating schedule that disaggregates the parent company, the VIE and its consolidated subsidiaries for your reference. However, the Company believes this condensed consolidating schedule is not material to investors given (i) the VIE does not have any active operations, and that (ii) the VIE accounts for an immaterial portion in the financial statements of the Group. Accordingly, the Company believes the current disclosures in “Note 23 – Parent Company Only Condensed Financial Information” to the Company’s consolidated financial statements included in the 2021 Annual Report provides sufficient information for investors to evaluate the disaggregation of financials of the parent company and its consolidated subsidiaries and no additional disclosure is warranted.

The following tables present the summary statements of operations for the Company’s VIE and other entities for the periods presented.

	For the Year Ended December 31, 2019
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations (1)	Consolidated

	(RMB in thousands)
Revenues	-	362,050	-	2,827,322	(164,438)	3,024,934
Cost of materials	-	805	-	(1,624,129)	-	(1,623,324)
Store rental and other operating costs	-	(341,848)	-	(1,418,095)	162,818	(1,597,125)
Depreciation expenses	-	(26,137)	-	(385,746)	-	(411,883)
Delivery expenses	-	-	-	(438,914)	-	(438,914)
Sales and marketing expenses	-	(228,627)	(1,055)	(582,910)	-	(812,592)
General and administrative expenses	(25,773)	(402,616)	(8,298)	(637,188)	1,536	(1,072,339)
Store preopening and other expenses	-	(3,902)	-	(67,721)	-	(71,623)
Impairment loss of assets	-	(10,698)	-	(198,551)	-	(209,249)
Total operating expenses	(25,773)	(1,013,023)	(9,353)	(5,353,254)	164,354	(6,237,049)
Interest incomes	43,606	7,432	-	28,369	-	79,407
Interest and financing expenses/(gain)	(82)	(391)	-	(31,238)	82	(31,629)
Foreign exchange (losses)/gain, net	(29)	(1,339)	-	21,210	-	19,842
Other expenses	(3,635)	(387)	-	(2,281)	-	(6,303)
Share of losses/(profit) from subsidiaries and VIE	(3,164,198)	(9,354)	-	(655,011)	3,828,563	-
Changes in the fair value of warrant liabilities	(8,322)	-	-	-	-	(8,322)
Net (losses)/income before income taxes	(3,158,433)	(655,012)	(9,353)	(3,164,883)	3,828,561	(3,159,120)
Income tax expenses	-	-	-	(1,387)	-	(1,387)
Net (losses)/income	(3,158,433)	(655,012)	(9,353)	(3,166,270)	3,828,561	(3,160,507)

	For the Year Ended December 31, 2020
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations (1)	Consolidated

	(RMB in thousands)
Revenues	-	234,906	-	3,902,191	(103,679)	4,033,418
Cost of materials	-	(9,939)	-	(1,985,976)	535	(1,995,380)
Store rental and other operating costs	-	(218,616)	(3)	(1,610,504)	102,504	(1,726,619)
Depreciation expenses	-	(20,491)	(1)	(462,929)	-	(483,421)
Delivery expenses	-	-	-	(414,808)	-	(414,808)
Sales and marketing expenses	-	(67,805)	(2,074)	(392,233)	-	(462,112)
General and administrative expenses	(109,119)	(248,855)	(14,079)	(610,232)	640	(981,645)
Store preopening and other expenses	-	3,392	85	(13,459)	-	(9,982)
Impairment loss of assets	-	-	-	(71,467)	-	(71,467)
Losses and expenses related to fabricated transactions and restructuring	(332,814)	(2,000)	-	(140,438)	-	(475,252)
Total operating expenses	(441,933)	(564,314)	(16,072)	(5,702,046)	103,679	(6,620,686)
Interest incomes	21,910	12,857	27	100,919	-	135,713
Interest and financing expenses	(107,258)	-	-	(9,213)	-	(116,471)
Foreign exchange losses, net	-	(5,277)	-	(65,660)	-	(70,937)
Other gains/(expenses)	2,445	1,007	46	(62,133)	-	(58,635)
Share of (losses)/profit from subsidiaries and VIE	(2,661,076)	(15,464)	-	(268,548)	2,945,088	-
Provision for equity SEC settlement	(1,177,074)	-	-	-	-	(1,177,074)
Provision for equity litigants settlement	(1,226,119)	-	-	-	-	(1,226,119)
Impairment of trust investments	-	-	-	(1,140,000)	-	(1,140,000)
Net (losses)/profit before income taxes	(5,589,105)	(336,285)	(15,999)	(3,244,490)	2,945,088	(6,240,791)
Income tax expenses	-	67,737	537	569,527	-	637,801
Net (losses)/profit	(5,589,105)	(268,548)	(15,462)	(2,674,963)	2,945,088	(5,602,990)

	For the Year Ended December 31, 2021
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations (1)	Consolidated

	(RMB in thousands)
Revenues	-	393,564	-	7,711,077	(139,318)	7,965,323
Cost of materials	-	(99,687)	-	(3,098,865)	-	(3,198,552)
Store rental and other operating costs	-	(230,204)	-	(1,944,877)	138,309	(2,036,772)
Depreciation expenses	-	(9,902)	(15)	(455,467)	-	(465,384)
Delivery expenses	-	-	-	(819,549)	-	(819,549)
Sales and marketing expenses	188	(10,595)	(3,881)	(322,567)	-	(336,855)
General and administrative expenses	(85,755)	(198,553)	(23,953)	(962,737)	1,010	(1,269,988)
Store preopening and other expenses	-	(503)	(85)	(15,764)	-	(16,352)
Impairment loss of assets	-	-	-	(21,368)	-	(21,368)
Losses and expenses related to fabricated transactions and restructuring	(246,410)	(11,791)	-	(81,356)	-	(339,557)
Total operating expenses	(331,977)	(561,235)	(27,934)	(7,722,550)	139,319	(8,504,377)
Interest incomes	296	33,798	7	68,147	-	102,248
Interest and financing expenses	(35,490)	-	-	-	-	(35,490)
Foreign exchange (loss)/gains, net	(138)	907	101	119,158	138	120,166
Other (expenses)/gain	(4,784)	(1,293)	43	(10,479)	-	(16,513)
Share of profits/(losses) from subsidiaries and VIE	67,203	(22,750)	-	(154,711)	110,258	-
Reversal for equity SEC settlement	1,146,474	-	-	-	-	1,146,474
Provision for equity litigants settlement	(155,314)	-	-	-	-	(155,314)
Net profits/(losses) before income taxes	686,270	(157,009)	(27,783)	10,642	110,397	622,517
Income tax expenses	-	2,299	5,031	56,531	-	63,861
Net profits/(losses)	686,270	(154,710)	(22,752)	67,173	110,397	686,378

Notes:

(1)       The eliminations are mainly related to the internal transactions of raw materials and service fees charged between our subsidiaries and the WFOE, and subsidiaries’ net income/loss picked up by corresponding parent companies through profit and loss.

The following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2020
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets:
Cash and cash equivalents	180,001	1,232,323	58,781	3,334,918	-	4,806,023
Restricted cash - current	-	-	-	110,000	-	110,000
Short-term investments	-	-	-	250,000	-	250,000
Receivables from online payment platforms	-	10	-	25,718	-	25,728
Accounts receivables	-	9,325	-	8,056	-	17,381
Inventories	-	-	-	275,568	-	275,568
Prepaid expenses and other current assets	33,224	(154,987)	123	1,057,137	-	935,497
Amount from a related party	13,082,149	(292,892)	52,283	1,791,874	(14,633,414)	-
	13,295,374	793,779	111,187	6,853,271	(14,633,414)	6,420,197
Non-current assets	(4,824,019)	120,458	582	(1,022,126)	8,627,307	2,902,202
Total assets	8,471,355	914,237	111,769	5,831,145	(6,006,107)	9,322,399
Current Liabilities:
Accounts payable	-	(14)	-	209,709	-	209,695
Notes payable	-	-	-	-	-	-
Other payables	106,921	79,599	3,253	513,344	-	703,117
Deferred revenue	-	11,021	-	77,153	-	88,174
Amount due to a related party	111,539	1,828,886	74,256	12,618,733	(14,633,414)	-
Non-current liabilities	5,596,529	-	-	-	-	5,596,529
Total liabilities	5,814,989	1,919,492	77,509	13,418,939	(14,633,414)	6,597,515
Total Company’s ordinary shareholders’ equity	2,656,366	(1,005,255)	34,260	(7,656,312)	8,627,307	2,656,366
Non-controlling interests	-	-	-	68,518	-	68,518
Total shareholders’ equity	2,656,366	(1,005,255)	34,260	(7,587,794)	8,627,307	2,724,884

Total liabilities, mezzanine equity and shareholders’ equity	8,471,355	914,237	111,769	5,831,145	(6,006,107)	9,322,399

	As of December 31, 2021
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets:
Cash and cash equivalents	3,078,291	890,046	-	2,509,299	-	6,477,636
Restricted cash - current	-	-	-	58,200	-	58,200
Short-term investments	-	-	-	-	-	-
Receivables from online payment platforms	-	-	-	171,562	-	171,562
Accounts receivables	-	9,594	-	29,011	-	38,605
Inventories	-	-	-	593,340	-	593,340
Prepaid expenses and other current assets	16,926	58,524	694	967,863	-	1,044,007
Amount from a related party	15,657,977	2,981,223	100,706	6,370,905	(25,110,811)	-
	18,753,194	3,939,387	101,400	10,700,180	(25,110,811)	8,383,350
Non-current assets	(7,495,627)	159,456	5,598	2,504,729	8,754,984	3,929,140
Total assets	11,257,567	4,098,843	106,998	13,204,909	(16,355,827)	12,312,490
Current Liabilities:
Accounts payable	-	-	-	293,700	-	293,700
Notes payable	-	-	-	-	-	-
Other payables	419,533	44,178	4,161	854,134	-	1,322,006
Deferred revenue	-	230	-	95,982	-	96,212
Bond payable	2,931,396	-	-	-	-	2,931,396
Amount due to a related party	1,410,584	5,152,773	91,327	18,456,127	(25,110,811)	-
Provision for equity litigants settlement	1,350,257	-	-	-	-	1,350,257
Operating lease liability-current	-	34,910	-	563,152	-	598,062
	6,111,770	5,232,091	95,488	20,263,095	(25,110,811)	6,591,633
Non-current liabilities	-	26,718	-	548,342	-	575,060
Total liabilities	6,111,770	5,258,809	95,488	20,811,437	(25,110,811)	7,166,693
Mezzanine equity:
Senior Preferred	1,514,660	-	-	-	-	1,514,660
Total mezzanine equity	1,514,660	-	-	-	-	1,514,660
Total Company’s ordinary shareholders’ equity	3,631,137	(1,159,966)	11,510	(7,606,528)	8,754,984	3,631,137
Non-controlling interests	-	-	-	-	-	-
Total shareholders’ equity	3,631,137	(1,159,966)	11,510	(7,606,528)	8,754,984	3,631,137

Total liabilities, mezzanine equity and shareholders’ equity	11,257,567	4,098,843	106,998	13,204,909	(16,355,827)	12,312,490

The following tables present the summary cash flow data for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2019
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	17,722	656,698	(9)	(2,841,381)	-	(2,166,970)
Net cash (used in)/provided by investing activities	(5,419,820)	117,162	-	(2,222,220)	5,708,988	(1,815,890)
Net cash provided by/(used in) financing activities	5,604,614	332,324	-	7,012,796	(5,708,988)	7,240,746
Effect of foreign exchange rate changes on cash and cash equivalents	-	(1,687)	-	94,247	-	92,560
Net increase/(decrease) in cash and cash equivalents	202,516	1,104,497	(9)	2,043,442	-	3,350,446
Cash and cash equivalents at the beginning of the year	842,175	428,003	18	360,787	-	1,630,983
Cash and cash equivalents and restricted cash at the end of the year	1,044,691	1,532,500	9	2,404,229	-	4,981,429

	For the Year Ended December 31, 2020
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	130,503	(236,567)	58,820	(2,329,588)	-	(2,376,832)
Net cash (used in)/provided by investing activities	(6,802,056)	2,034	(46)	(1,852,643)	6,940,378	(1,712,333)
Net cash provided by/(used in) financing activities	5,806,861	(60,393)	-	5,222,980	(6,940,378)	4,029,070
Effect of exchange rate on cash, cash equivalents and restricted cash	2	(5,251)	(2)	22,962	-	17,711
Net (decrease)/increase in cash, cash equivalents and restricted cash	(864,690)	(300,177)	58,772	1,063,711	-	(42,384)
Cash, cash equivalents and restricted cash at the beginning of year	1,044,691	1,532,500	9	2,404,229	-	4,981,429
Cash, cash equivalents and restricted cash at the end of year	180,001	1,232,323	58,781	3,467,940	-	4,939,045

	For the Year Ended December 31, 2021
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,281,734	(340,948)	(58,784)	(758,555)	-	123,447
Net cash provided by/(used in) investing activities	170,330	(1,328)	-	(100,231)	(68,434)	337
Net cash provided by financing activities	1,446,226	-	-	-	68,434	1,514,660
Effect of exchange rate on cash, cash equivalents and restricted cash	-	(1)	3	(22,217)	-	(22,215)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,898,290	(342,277)	(58,781)	(881,003)	-	1,616,229
Cash, cash equivalents and restricted cash at the beginning of year	180,001	1,232,323	58,781	3,467,940	-	4,939,045
Cash, cash equivalents and restricted cash at the end of year	3,078,291	890,046	-	2,586,937	-	6,555,274

15.	Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that you have been added to the conclusive list of issuers identified under the HFCAA, available at www.sec.gov/hfcaa.

Response

In response to the Comments, the Company intends to revise the disclosure on page 2 of the 2021 Annual Report as set forth in the Company’s responses to Comment 2 above. In addition, the Company intends to revise the last four paragraphs on page 38 of the 2021 Annual Report as follows:

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect the company’s accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party. The U.S. Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before the ADSs may be prohibited from trading or delisted.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalized the interim final rules adopted in March 2021 with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In May 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the three consecutive years or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, ~~our~~ the ADSs will not be permitted for trading over-the-counter. Such prohibition would substantially impair your ability to sell or purchase ~~our~~ the ADSs when you wish to do so, and the risk and uncertainty associated with such prohibition would cause ~~have a negative impact on~~ the price of ~~our~~ the ADSs to significantly decline or become worthless.

Item 3.D. Risk Factors, page 1

16.	We note your risk factor disclosure regarding the VIE on page 32. Please revise to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response

The Company respectfully submits that it only has one VIE, and currently does not operate its business through the VIE, nor does it engage in any foreign restricted business that would require the licenses held by the VIE. It operates and holds substantially all of its assets through its PRC subsidiaries, which are not currently prohibited from foreign investment. The VIE does not have any operations other than holding certain foreign restricted licenses and permits, that the Company does not currently need or utilize, and certain intellectual properties that have since been transferred. Therefore, the Company believes that it is not likely to suffer a material change in operations or assets if the contractual arrangements relating to the VIE are disallowed by PRC regulators or if it is otherwise not able to assert contractual control over the VIE. The Company had adopted a VIE structure to use, or otherwise benefit from, certain foreign restricted licenses and permits, such as the internet content provider license, that it might need if it decides to conduct foreign restricted business in the future. However, the Company currently does not have any plans to conduct such foreign restricted businesses.

Additionally, the financial results of the VIE have not historically been material to the Company and are not expected to be material in the near future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of the Company’s consolidated total assets as of the same dates, respectively.

In response to the Comments, the Company intends to revise the disclosure on page 32 of the 2021 Annual Report as follows:

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, if the regulations having an impact on the contractual arrangements change or are interpreted differently in the future, or if the PRC government otherwise finds that we or the VIE are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, would have broad discretion in dealing with such violations or failures, including, without limitation:

●      revoking the business licenses and/or operating licenses of such entities;

●     discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIE;

●     imposing fines, confiscating the income from our PRC subsidiaries or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●     requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

●      restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations, and our securities could decline in value or become worthless as a result. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

17.	We note your disclosure about the Holding Foreign Companies Accountable Act on page 38. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In this light, we note that you have been added to the conclusive list of issuers identified under the HFCAA, available at www.sec.gov/hfcaa. Your disclosure should address, but not necessarily be limited to, the risks highlighted in the forward-looking statements section.

Response

In response to the Comments, the Company intends to revise the disclosure on pages 38 and 39 of the 2021 Annual Report as follows:

Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect the company’s accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. Additionally, the U.S. Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years. See “-The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the OTC.” The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalized the interim final rules adopted in March 2021 with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In May 2022, we were conclusively identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the three consecutive years or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted for trading over-the-counter. Such prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with such prohibition would have a negative impact on the price of our ADSs.

If our ADS are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our Ordinary Shares on a securities exchange outside the United States or that a market for our Ordinary Shares will develop outside the United States. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

18.	We note your disclosure on pages 41-42 regarding recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Comments, the Company intends to revise the second paragraph on page 41 of the 2021 Annual Report as follows:

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC or other regulatory approvals in connection with maintaining our trading status in the U.S. As advised by our PRC legal counsel, we are compliant with the regulations or policies that have been issued by the CAC to date in all material respects. However, as~~As~~ the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

Additionally, in response to the Comments, the Company intends to revise the disclosure on page 42 of the 2021 Annual Report as set forth in the Company’s response to Comment 11 above.

19.	In an appropriate place in your annual report, for example, in your risk factor where you discuss service of legal process on page 32, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

Response

In response to the Comments, the Company intends to revise the disclosure on page 32 of the 2021 Annual Report as follows:

We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a holding company with no operations of our own. We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our executive officers reside within China for a significant portion of the time and most are PRC nationals. See “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management” for the names of our executive officers. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions.

Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

In response to the Comments, the Company intends to add the following disclosure after the third paragraph on page 74 of the 2021 Annual Report:

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•       Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a most of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•      recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•      entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Harney Westwood & Riegels, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by King & Wood Mallesons, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our Ordinary Shares.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses and proposed amendments provided in this letter or if the Commission has any questions with respect to Luckin Coffee Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Luckin Coffee Inc.

By:	/s/ Reinout Hendrik Schakel
Name: Reinout Hendrik Schakel
Title: Chief Financial Officer and Chief Strategy Officer

cc:	Li He
Davis Polk & Wardwell LLP